

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2024

David Hung, M.D.
President and Chief Executive Officer
Nuvation Bio Inc.
1500 Broadway, Suite 1401
New York, NY 10036

> **Re: Nuvation Bio Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May24, 2024**
> **File No. 001-39351**

Dear David Hung M.D.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Melissa H. Boyd, Esq.